UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

Floor 15, Yonghe East Building B

No.28 Andingmen East Avenue

Dongcheng District, Beijing, China

+86-13488886502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Auditor

On July 20, 2022, Baosheng Media Group Holdings Limited (Nasdaq: BAOS) (the “Company”) terminated Friedman LLP (“Friedman”), the Company’s former independent registered public accounting firm, effective immediately, and appointed YCM CPA INC. (“YCM”) as its independent registered public accounting firm, effective immediately. The appointment of YCM was made after careful consideration and evaluation process by the Company and was approved by the board of directors of the Company on July 20, 2022. The Company’s decision to make this change was not the result of any disagreement between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Friedman on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report on the consolidated financial statements of the Company for the year ended December 31, 2021 contained an uncertainty about the Company's ability to continue as a going concern.

On July 21, 2022, the Company provided Friedman with a copy of this Current Report on Form 6-K and requested that Friedman furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Friedman’s letter is filed as Exhibit 99.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of YCM, neither the Company, nor someone on behalf of the Company, has consulted YCM regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that YCM concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Resignation and Appointment of Chief Executive Officer, Chairperson of the Board of Directors and Director

On July 8, 2022, Ms. Wenxiu Zhong, the Chief Executive Officer and Chairperson of the Board of Directors of the Company, notified the Company of her resignation as the Chief Executive Officer, the Chairperson of the Board of Directors of the Company, and a director of the Company, effective July 20, 2022. Ms. Wenxiu Zhong’s resignation as the Chief Executive Officer, the Chairperson of the Board of Directors of the Company, and a director of the Company was due to personal reasons, and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On July 20, 2022, the Company’s board of directors appointed Ms. Shasha Mi as the Chief Executive Officer, a director, and the Chairperson of the Board of Directors of the Company. The appointment intends to fill the vacancy created by Ms. Wenxiu Zhong’s departure. The biographical information of Ms. Wenxiu Zhong is set forth below.

Ms. Shasha Mi has served as the Company’s Chief Executive Officer, the Chairperson of the Board of Directors, and director since July 2022. Ms. Shasha Mi has more than ten years of management experience in the online advertising industry. Since August 2017, Ms. Shasha Mi has served as the Chief Executive Officer of Beijing Baosheng Network Technology Co., Ltd. (“Baosheng Network”), a limited liability company formed in the People’s Republic of China (the “PRC” or “China”) and an indirect wholly-owned subsidiary of the Company, and is responsible for designing business strategies for Baosheng Network, overseeing the execution of business strategies, and managing the daily operations of Baosheng Network. From August 2016 to June 2017, Ms. Shasha Mi served as the vice president at Jiangsu Wansheng Weiye Network Technology Co., Ltd., an online adversiting company in the PRC. From May 2012 to July 2016, Ms. Shasha Mi served as the sales director at Beijing Qihoo Technology Co., Ltd. Ms. Shasha Mi obtained her bachelor’s degree in accounting from Beijing Union University in 2008. Ms. Mi is pursing her master’s degree in business adminsitration from Tsinghua University and expects to obtain her degree in 2023.

Ms. Shasha Mi does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated July 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: July 21, 2022	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer and Chairperson of the Board of Directors